xstrata

02055203

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SEC MAIL PROCESSING
RECEIVED
OCT 02 2002
WASH. D.C. 164 SECTION

Monday, September 23, 2002

Xstrata file number 82-34660

SUPPL

PROCESSED
OCT 09 2002
THOMSON
FINANCIAL

Please find attached all company announcement released by Xstrata during the month of August 2002.

Yours sincerely,

Brigitte Mattenberger

Brigitte Mattenberger
Corporate Affairs

dlw 10/8

Xstrata File Number 82-34660

xstrata

from Brigitte Mattenberger

date 05 August 2002

Company Announcement: Directors Shareholding

Xstrata PLC was notified on 2nd August 2002 that the Fenchurch Trust purchased 26,194 Ordinary Shares of $0.50 each in the Company at a price of 565p per share on 2nd August 2002.

The Trust is a discretionary trust for the benefit of Michael Davis, Chief Executive.

end

Xstrata plc
Bahnhofstrasse 2
P.O. Box 102
6301 Zug
Tel. +41 41 726 60 71
Fax +41 41 726 60 89
email: bmattenberger@xstrata.com
web: www.xstrata.com

Xstrata File
Number 82-34660

xstrata

from . Brigitte Mattenberger

date 15 August 2002

number of pages (including coversheet) 1

Xstrata PLC was notified on 14th August 2002 that Mr. David Rough purchased 3,000 Ordinary Shares of $0.50 each in the Company at a price of 568p per share on 14th August 2002.

end

Xstrata (Schweiz) AG Bahnhofstrasse 2 PO Box 102 6301 Zug Switzerland

Tel +41 41 726 6070 Fax +41 41 726 6089 www.xstrata.com